SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 13E-4)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                             HESKA CORPORATION
       (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR)

   OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING
              AN EXERCISE PRICE GREATER THAN $3.90 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                                 42805E108
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                         (UNDERLYING COMMON STOCK)

                             ROBERT B. GRIEVE
             CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                             HESKA CORPORATION
                           1613 PROSPECT PARKWAY
                       FORT COLLINS, COLORADO 80525
                              (970) 493-7272
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                    AND
                COMMUNICATIONS ON BEHALF OF FILING PERSON)


                                 Copies to:
                           KAREN A. DEMPSEY, ESQ.
                          WILSON SONSINI GOODRICH &
                                   ROSATI
                          PROFESSIONAL CORPORATION
                           ONE MARKET, SPEAR TOWER
                                 SUITE 3300
                          SAN FRANCISCO, CALIFORNIA
                                    94105
                               (415) 947-2000

                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                AMOUNT OF FILING FEE

                 $892,293.52                                $178.46

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,068,615 shares of common stock of Heska Corporation having an aggregate value of $892,293.52 as of August 23, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:  Not applicable.
                  Form or Registration No.:  Not applicable.
                        Filing party:  Not applicable.
                         Date filed:  Not applicable.

  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:
       third party tender offer subject to Rule 14d-1.
       issuer tender offer subject to Rule 13e-4.
       going-private transaction subject to Rule 13e-3.
       amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer.


      ITEM 1.    SUMMARY TERM SHEET.

     The information set forth under the "Summary Term Sheet" section in the Offer to Exchange, dated August 29, 2001, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Heska Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 1613 Prospect Parkway, Fort Collins, Colorado 80525, (970) 493-7272. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Heska") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options having an exercise price greater than $3.90 per share (the "Options") to purchase shares of the Company's common stock, par value $0.001 per share, that are outstanding under the Company's 1997 Stock Incentive Plan (the "1997 Plan") and held by current employees of the Company for restricted shares of common stock (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related Letter to Eligible Employees attached hereto as Exhibit (a)(2) (together with the Offer of Exchange, as they may be amended or supplemented from time to time, the "Offer"). As of August 29, 2001, the total number of shares of common stock underlying the Options is 1,088,815 of which 1,068,615 underlying shares are held by current employees who are eligible to participate in the Offer.
Only employees of Heska Corporation will be eligible to accept the Offer. Employees of Diamond Animal Health, Inc., Heska AG and CMG-Heska Allergy Products S.A., each a subsidiary of the Company, will not be eligible to participate in the Offer. In addition, outside directors will not be eligible to accept the Offer.

     The number of shares of Restricted Stock to be issued will be equal to the number of shares of common stock underlying the options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 2 ("Number of Options; Expiration Date") and
Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), Section 7 ("Conditions of the Offer"),
Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock"),
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"),
Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock") and
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Not applicable.

ITEM 10.   FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Heska") and Section 17 ("Additional Information"), and in Part I - Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as filed with the SEC on March 29, 2001, the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, as filed with the SEC on May 10, 2001, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, as filed with the SEC on August 14, 2001, is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11.   ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12.   EXHIBITS.

(a)(1) Offer to Exchange, dated August 29, 2001.

(a)(2) Form of Letter to Eligible Employees.

(a)(3) Form of Election Form.

(a)(4) Form of Notice to Withdraw from the Offer.

(a)(5) Form of Notice to Tendering Employees.

(a)(6) Heska Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.

(a)(7) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, and incorporated herein by reference.

(a)(8) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, and incorporated herein by reference.

(d)(1)    Heska Corporation 1997 Stock Incentive Plan.

(d)(2)    Form of Restricted Stock Agreement.

  (g)      Not applicable.

  (h)      Not applicable.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

 (a)       Not applicable.


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   HESKA CORPORATION


                                  /s/  Robert B. Grieve
                                  ------------------------
                                   Robert B. Grieve
                                   Chief Executive Officer

Date: August 29, 2001


                                INDEX TO EXHIBITS



  EXHIBIT                        DESCRIPTION
   NUMBER

(a)(1) Offer to Exchange, dated August 29, 2001.

(a)(2) Form of Letter to Eligible Employees.

(a)(3) Form of Election Form.

(a)(4) Form of Notice to Withdraw from the Offer.

(a)(5) Form of Notice to Tendering Employees.

(a)(6) Heska Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001 and incorporated herein by reference.

(a)(7) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, and incorporated herein by reference.

(a)(8) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, and incorporated herein by reference.

(d)(1)    Heska Corporation 1997 Stock Incentive Plan.

(d)(2)    Form of Restricted Stock Agreement.